UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

[X] Form 10-K [   ] Form 20-F [   ] Form 11-K
[   ] Form 10-Q [   ] Form 10-D [   ] Form N-SAR [   ] Form N-CSR

For Period Ended: December 31, 2010

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CIT Group Inc.
Full Name of Registrant

N/A
Former Name if Applicable

11 West 42nd Street.
Address of Principal Executive Office (Street and Number)

New York, New York 10036
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

CIT Group Inc. ("CIT", "the Company") is unable to file its Annual Report on Form 10-K for the period ended December 31, 2010 by the prescribed filing deadline (March 1, 2011) without unreasonable effort and expense as explained below. The Company expects to complete and file the Form 10-K on or before March 16, 2011.

As reported in the Company's Current Reports on Form 8-K dated February 2, 2011 and February 15, 2010, the Company announced that it will restate its financial statements for each of the first three quarters of 2010. This restatement is to correct for errors that relate primarily to the application of Fresh Start Accounting (“FSA”). These restated amounts will include revisions to previously reported amounts related to the quarters ended March 31, 2010 and June 30, 2010 that were included in the September 30, 2010 Form 10-Q. The December 31, 2009 balance sheet will be revised for immaterial items. The restatement also will include a correction to consolidate a variable interest entity (“VIE”) in connection with the implementation of new consolidation accounting guidance (ASC 810-10) at the beginning of 2010 and adjustments to the timing of recognition of certain tax items.

In preparing the restatement, the Company’s senior management and other key accounting, legal, and tax managers have spent a significant amount of time identifying, researching, analyzing, and reviewing the errors that are being corrected. Additionally, management has been spending a significant amount of time drafting the disclosure related to the restatement. As a result of such additional efforts, which are relevant to the information to be included in the Form 10-K, the Company has been unable to complete its preparation and review of its Form 10-K in time to file it within the prescribed time period without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Scott T. Parker	973	740-5555
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    |X| Yes |_| No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 15, 2011, the Company announced its earnings for the quarter and year ended December 31, 2010, as reported in the Company’s Current Report on Form 8-K. The Company reported net income of $75 million for the quarter and $517 million for the year ended December 31, 2010, compared to a net loss attributable to common shareholders, prior to the impact of reorganization and fresh start accounting adjustments, of $1.0 billion for the quarter, and $4.1 billion for the year, ended December 31, 2009. The 2010 annual results included a significant contribution from FSA. Operating results reflect lower asset levels, increasing new business volumes, lower funding costs, and re-establishment of the allowance for loan losses. Total finance and leasing assets declined to $37 billion, including the sale of over $5 billion of consumer or non-core commercial assets over the course of the year. Proceeds from asset sales, portfolio run-off, and new financings enabled the repayment of $6 billion of high cost debt during 2010 and the Company’s capital ratios increased significantly as a result of the strong earnings and strategic portfolio reductions. Full –year FSA net accretion added $1.5 billion to pre-tax income, which was well above estimates based on contractual maturities, largely due to accelerated asset repayments. The effective tax rate of 32% for the full year primarily reflects taxes on income from certain international operations and valuation allowances recorded against U.S. losses.

Reported net charge-offs were $465 million for the year, or 1.53% of average finance receivables. These amounts do not reflect $278 million of recoveries of pre-FSA charge-offs that were recorded in other income. Reported non-accrual loans were $1.6 billion, up $42 million from December 31, 2009. Excluding the impact of FSA, net charge-offs for the year were $982 million, or 2.91% of pre-FSA average finance receivables and exclude recoveries of $278 million in other income. On a pre-FSA basis, non-accrual loans declined from $2.8 billion at December 31, 2009 to $2.0 billion. New inflows to non-accrual loans for the past two quarters remained considerably below the quarterly rate for the first half of the year.

Management of CIT, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework. Based upon that evaluation, management will report a material weakness in the Company’s internal control over financial reporting related to the Company’s application of FSA. As of December 31, 2010, management believes it has placed in operation controls to address the material weakness; however, given the timing of certain remediation activities, there was not sufficient evidence to conclude upon their sustained effectiveness.

CIT Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2011	By:	/s/ Scott T. Parker

	Title:	Executive Vice President &
Chief Financial Officer